Exhibit (a)(16)

[Form of supplemental e-mail sent to Eligible Security Holders on July 12, 2006]

The Offer to Exchange has been revised. Attached to this email is an amended Schedule TO filed with the SEC that includes an amended Offer to Exchange. Please note that the economic terms of the Offer to Exchange remain the same — the relevant amounts described in your Letter of Transmittal are unchanged. Amendment number 1 to the Offer to Exchange, dated July 12, 2006 has been created to include revised and additional information about XL and SCA.

The expiration date of the Offer to Exchange has been extended to 5:00 p.m., Eastern Daylight Time on July 21, 2006. Your Letter of Transmittal must be received by XL by this new expiration date (unless XL further extends the offer period) or it will not be given effect.